

Second Quarter 2015 Conference Call

E. Scott Santi, Chairman & CEO

Michael M. Larsen, Senior Vice President & CFO

Aaron H. Hoffman, Vice President, Investor Relations

July 22, 2015

Forward Looking Statements



Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2015 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2014 and Form 10-Q for the first quarter of 2015.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the second quarter of 2015, which is available at www.itw.com, together with this presentation.



Second Quarter 2015 Highlights

ITW

- **Solid execution and performance in a challenging capital spending environment**
  - Record operating margin of 21.3%, an increase of 80 basis points
  - 7% EPS growth to $1.30 … EPS up 17% excluding a $(0.12) impact from currency
  - After-tax return on invested capital (ROIC)* increased 80 basis points to 20.3%
- **Substantial progress half way through the 5-year Enterprise Strategy**
  - Enterprise Initiatives (portfolio management, business structure simplification, strategic sourcing) continue to be on-track and are delivering significant benefits
  - Operating margin and after-tax ROIC have increased by more than 500 basis points
  - Portfolio management and internal actions are positioning ITW for accelerated organic revenue growth

Continued progress in year 3 of a 5 year plan to position ITW for solid growth with best-in-class margins and returns on a sustainable basis

** See ITW's second quarter 2015 press release for the reconciliation from GAAP to non-GAAP measurements.*





Q2 2015 Financial Summary

ITW

Q2 2015 Actuals

EPS +7%

EPS
$1.21
$1.30
Total Revenue
$3.7B
$3.4B
Q2'14
Q2'15

	Q2'14	Q2'15	
Operating Margin	20.5%	21.3%	+80 bps
ROIC*	19.5%	20.3%	+80 bps

Highlights

- $1.30 EPS up 7%, +17% excluding $(0.12) of currency impact
- Record operating margin of 21.3%; Enterprise Initiatives contributed 100 basis points
- Organic revenue up 0.2%; ~(1)% impact from product line simplification
- Total revenue down (8)% due to currency impact
- Three segments with strong organic growth offset by soft capital spending environment
  - + Automotive OEM +6%, Construction +6%, Food Equipment +4%
  - – Welding (6)%, Test & Measurement platform (7)%

Enterprise Initiatives continue to deliver strong results

** See ITW's second quarter 2015 press release for the reconciliation from GAAP to non-GAAP measurements.*

Q2 2015 Organic Revenue Growth



Growth by Geography



Ongoing product line simplification reduced organic growth by ~(1) percentage point

Highlights

- **North America up 0.4%**

  – Construction +15%, Food Equipment +7%, Automotive OEM +5%

  – Welding, Test & Measurement and Electronics, Specialty (5)%

- **International up 0.1%**

  – EMEA up 2%

    • Automotive OEM +10%, Welding +5% offset by a (5)% decline in Polymers & Fluids

  – Asia Pacific down (3)%

    • Welding (14)% and Test & Measurement and Electronics (9)% partially offset by growth in Construction Products +3% and Polymers & Fluids +4%

    • China: Automotive OEM +8%

Solid organic growth in Automotive OEM, Food Equipment & Construction Products

Q2 2015 Operating Margin



Operating Margin



20.5%

21.3%

Q2'14   Q2'15

	OM%	V bps
Automotive OEM	24.5%	+80
T&M and Electronics	16.1	+90
Food Equipment	22.0	+250
Polymers & Fluids	20.9	+130
Welding	26.1	(20)
Construction Products	19.9	+170
Specialty Products	23.5	(70)

Key Drivers

	Q2 2015
Enterprise Initiatives	+100 bps
Price/Cost	+20
Volume	-
Other	(40)
Margin Expansion	+80 bps

**Record quarterly operating margin driven by Enterprise Initiatives;
1H'2015 operating margin +150 basis points**

Q2 2015 Segment Results

($'s in millions)



Year-to-Date



	Organic Revenue
	1H'15
Automotive OEM	+6%
T&M and Electronics	(3)
Food Equipment	+4
Polymers & Fluids	(1)
Welding	(5)
Construction Products	+4
Specialty Products	(5)
Total Company	+0.4%*

Ongoing product line simplification reduced organic growth by ~(1) percentage point

Automotive OEM



Organic +6%
Total (3)%

$671 $649

+80 bps

23.7% 24.5%

Q2'14 Q2'15
Total Revenue

Q2'14 Q2'15
Operating Margin

Highlights

- Organic revenue growth of 6% due to ongoing innovation efforts and product penetration; worldwide auto builds were flat

- Organic revenue growth vs. geographic auto builds:

  – Europe   +10% vs. flat

  – N.A.   +5% vs. +2%

  – China   +8% vs. +2%







Q2 2015 Segment Results

($'s in millions)

Test & Measurement and Electronics

Organic (5)%
Total (11)%

$558
$496
Q2'14
Q2'15

Total Revenue

+90 bps

15.2%
16.1%
Q2'14
Q2'15

Operating Margin

Highlights

- Test & Measurement organic revenue down (7)% due to the impact of soft capital spending environment
- Electronics organic revenue down (3)%

Food Equipment

Organic +4%
Total (4)%

$537
$518
Q2'14
Q2'15

Total Revenue

+250 bps

19.5%
22.0%
Q2'14
Q2'15

Operating Margin

Highlights

- Organic revenue growth of 4% driven by new product introductions in warewash, refrigeration and cooking
- North America +7%
  - Equipment +9%, Service +5%
- International +1%
  - Equipment flat, Service +3%

Q2 2015 Segment Results

($'s in millions)

Polymers & Fluids



Highlights

- Organic revenue down (2)% driven by product line simplification and market softness in Europe, partially offset by new products

- Polymers (3)%

- Fluids & Hygiene (2)%

- Automotive Aftermarket flat

Welding



Highlights

- Organic revenue down (6)% driven by oil & gas related end markets and soft capital spending environment

- North America down (5)%

- International down (9)%





Q2 2015 Segment Results

($'s in millions)

Construction Products

Organic +6%
Total (6)%
$444
$419
Q2'14
Q2'15

Total Revenue

+170 bps
18.2%
19.9%
Q2'14
Q2'15

Operating Margin

Highlights

- Organic revenue growth of 6%
- North America +15%, driven largely by renovation and commercial end markets
- Asia Pacific +3%, with solid retail growth in Australia
- Europe (1)%, strength in the UK offset by softness in continental Europe

Specialty Products

Organic (3)%
Total (10)%
$540
$486
Q2'14
Q2'15

Total Revenue

(70) bps
24.2%
23.5%
Q2'14
Q2'15

Operating Margin

Highlights

- Organic revenue down (3)% driven by ongoing product line simplification and the impact of lower capital spending
  - North America (5)%
  - International (1)%

2015 Financial Guidance



2015



EPS +10% at midpoint

	2014	2015F
EPS	$4.67	$5.07 - $5.23
Total Revenue	$14.5B	Organic ~1%, Total ~(6)%
Operating Margin	19.9%	21%+



- Raising EPS guidance by $0.05 at the midpoint
- Expect ~1% full-year 2015 organic growth
- Strong cash flows with FCF conversion > 100%
- Project ~$2 billion share repurchase for the year

Q3 2015



EPS +6% at midpoint

	Q3'14	Q3'15F
EPS	$1.28	$1.32 - $1.40
Total Revenue	$3.7B	Organic Flat to +1%, Total (6) to (7)%
Operating Margin	20.9%	~22%

- Expect organic growth flat to +1% in the quarter
- ~(7)% revenue headwind versus prior year at current exchange rates
- Enterprise Initiatives contribute ~100 bps

Well positioned to deliver another year of strong progress in 2015



Questions

Appendix - Additional Segment Detail
Q2 2015 vs. Q2 2014



Favorable / (Unfavorable)

Total Revenue	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products	Total ITW
Organic	6.0%	(4.9)%	4.2%	(1.6)%	(6.0)%	5.8%	(3.4)%	0.2%
Divestitures	(0.3)	-	-	(1.6)	(0.1)	(0.4)	-	(0.3)
Translation	(9.1)	(6.1)	(7.8)	(8.7)	(3.3)	(11.1)	(6.5)	(7.5)
Total Revenue	(3.4)%	(11.0)%	(3.6)%	(11.9)%	(9.4)%	(5.7)%	(9.9)%	(7.6)%

Change in Operating Margin	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products	Total ITW
Operating Leverage	90 bps	(160) bps	100 bps	(40) bps	(100) bps	150 bps	(70) bps	- bps
Changes in Variable Margin & OH Costs	(20)	180	240	80	40	60	40	80
Total Organic	70 bps	20 bps	340 bps	40 bps	(60) bps	210 bps	(30) bps	80 bps
Restructuring	-	70	(90)	100	(10)	(40)	(40)	-
Other	10	-	-	(10)	50	-	-	-
Total Operating Margin Change	80 bps	90 bps	250 bps	130 bps	(20) bps	170 bps	(70) bps	80 bps
Total Operating Margin %*	24.5%	16.1%	22.0%	20.9%	26.1%	19.9%	23.5%	21.3%
* Includes unfavorable operating margin impact of amortization expense from acquisition-related intangible assets	10 bps	400 bps	90 bps	420 bps	70 bps	70 bps	180 bps	170 bps

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